April 25, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 11, 2011 regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Absolute Strategies Fund and the Loomis Sayles Multi-Asset Real Return Fund (each a “Fund”, together, the “Funds”), which was filed with the Commission on February 25, 2011 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus unless otherwise noted. Please note that the Registration Statement is scheduled to become effective automatically on May 2, 2011.

1.	Comment. Please revise the Absolute Strategies Fund’s investment goal as follows:

The Fund seeks to provide ~~an attractive~~ absolute total return~~, complemented by prudent investment management designed to manage risks and protect investor capital~~. The secondary goal of the Fund is to achieve these returns with relatively low volatility.

Response. After careful consideration of the Staff’s comment, the Registrant respectfully submits that the suggested deletions from the Fund’s investment goal provide pertinent information on, and are an integral part of, the goal. Rather than providing a strategy to achieve the Fund’s investment goal, the Registrant believes that the language tempers the goal. The Registrant has therefore retained the suggested deletions.

2.	Comment. Footnote 2 under the section “Fund Fees & Expenses” on page 1 of the prospectus states that the undertaking is “in effect through [ ].” Is this contractual agreement effective for at least one year? Confirm that the Board of Trustees does not expect to terminate the contractual agreement before its expiration date.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2012 and has inserted this date into Footnote 2. The language concerning the ability of the Fund’s Board of Trustees to terminate the agreement was included in response to a prior comment from the Staff on the registration statement filed for Gateway Fund on

July 20, 2007. The Registrant is unable to the predict circumstances, if any, under which the Board of Trustees would consent to such termination; however, the Registrant currently is not aware of any plans by the Board of Trustees to terminate the agreement.

3.	Comment. Please condense the “Principal Investment Strategies” sub-section of the Absolute Strategies Fund summary prospectus.

Response. In response to this comment, the Registrant has made several changes to the “Principal Investment Strategies” section. Please note, however, that the Fund’s principal investment strategies are complex, necessitating disclosure that is longer than the disclosure of Funds with less complex strategies.

4.	Comment. Does the Absolute Strategies Fund utilize any duration strategy? If so, please describe.

Response. In response to this comment, the Registrant has added the following to the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund does not have limits on the duration of its portfolio, and the Fund’s duration will change over time.”

5.	Comment. Is investing in other investment companies a principal investment strategy? If yes, please add appropriate disclosure to the “Principal Investment Strategies” section. If not, please delete from the “Principal Risks” section.

Response. The Registrant confirms that investments in other investment companies is not a principal investment strategy of the Fund. In response to this comment, the Registrant has deleted “Investments in Other Investment Companies Risk” from the “Principal Risks” section of the prospectus.

6.	Comment. The sixth paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus states that the Absolute Strategies Fund may “invest substantially in a broad range of derivatives instruments…” Please quantify the term “substantially.”

Response. In response to this comment, the Registrant has clarified and revised the disclosure on page 2 of the prospectus by adding the following to the sentence indicated above: “and sometimes the majority of its investment returns will derive from its derivative investments.”

7.	Comment. In the “Derivative Investments” paragraph under the sub-section “Principal Investment Strategies” on page 3 of the prospectus, explain under what circumstances and whether it will be a common occurrence that the Absolute Strategies Fund will invest substantially all of its assets in derivatives and securities used to support its obligations under those derivatives.

Response. See the response to Comment 6. The Registrant believes that investors are fully on notice about its potentially substantial use of derivatives. The Registrant believes it is not possible to describe in a concise and yet complete manner the circumstances under which the Fund will invest in derivatives, and that it is not helpful to add disclosure along the lines that the Fund will invest in derivatives when it believes that doing so will further its investment goal.

8.	Comment. Please revise the Multi-Asset Real Return Fund’s investment goal as follows:

The Fund seeks to maximize real returns ~~consistent with prudent investment management~~.

Response. After careful consideration of the Staff’s comment, the Registrant respectfully submits that the suggested deletions from the Fund’s investment goal provide pertinent information on, and are an integral part of, the goal. Rather than providing a strategy to achieve the Fund’s investment goal, the Registrant believes that the language tempers the goal. The Registrant has therefore retained the suggested deletions.

9.	Comment. Footnote 2 under the section “Fund Fees & Expenses” on page 6 of the prospectus states that the undertaking is “in effect through [ ].” Is this contractual agreement effective for at least one year? Confirm that the Board of Trustees does not expect to terminate the contractual agreement before its expiration date.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2012 and has inserted this date into Footnote 2. The language concerning the ability of the Fund’s Board of Trustees to terminate the agreement was included in response to a prior comment from the Staff on the registration statement filed for Gateway Fund on July 20, 2007. The Registrant is unable to the predict circumstances, if any, under which the Board of Trustees would consent to such termination; however, the Registrant currently is not aware of any plans by the Board of Trustees to terminate the agreement.

10.	Comment. Please condense the “Principal Investment Strategies” sub-section of the Multi-Asset Real Return Fund summary prospectus.

Response. In response to this comment, the Registrant has made several changes to the “Principal Investment Strategies” section. Please note, however, that the Fund’s principal investment strategies are complex, necessitating disclosure that is longer than the disclosure of Funds with less complex strategies.

11.	Comment. Does the Multi-Asset Real Return Fund utilize any duration strategy? If so, please describe.

Response. In response to this comment, the Registrant has added the following to the “Principal Investment Strategies” section of the Fund’s prospectus: “The Fund does not have limits on the duration of its portfolio, and the Fund’s duration will change over time.”

12.	Comment. In the fifth paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus, explain in plain English the difference between “net short equity exposures” and “gross short equity exposures.”

Response. In response to this comment, the Registrant has added the following disclosure after the second sentence in the fifth paragraph under the “Principal Investment Strategies” section on page 7 of the prospectus: “For these purposes, a short equity position is a position that will decline in value with a rise of the equity markets. A gross short equity position represents the total of all short positions without regard to any offsetting long positions. A net short equity position is the total of all short positions offset by any long positions (e.g., a direct investment in a stock).”

13.	Comment. The fifth paragraph under the sub-section “Principal Investment Strategies” on page 8 of the prospectus states that the Multi-Asset Real Return Fund may “invest in other funds, including exchange-traded funds (“ETFs”), unit investment trusts, and other pooled investment vehicles that may or may not be registered under the Investment Company Act of 1940 (the “1940 Act”).” What types of other pooled investment vehicles may the Fund invest in? May the Fund invest in hedge funds? If yes, to what extent?

Response. In response to this comment, the Registrant confirms that the Fund invests in other funds, including ETFs, as a principal investment strategy. The Registrant has moved disclosure regarding the Fund’s ability to invest in unit investment trusts and other pooled investment vehicles that may or may not be registered under the 1940 Act to the “More Information About the Funds” section of the prospectus because such investments are not a principal investment strategy of the Fund.

14.	Comment. In the “Non-U.S. Currency Investments” paragraph under the sub-section “Principal Investment Strategies” on page 8, the prospectus states that “Currency positions that are intended to hedge the Fund’s non-U.S. currency exposure (i.e., currency positions that are not made for investment purposes) will offset positions in the same currency that are made for investment purposes when calculating the 30% limitation in investments in non-U.S. currency investments because the Fund believes that hedging a currency position is likely to negate some or all of the currency risk associated with the original currency position.” Explain how this is acceptable, given that counterparty risk is still present.

Response. The Registrant respectfully submits that the restriction identified in the comment above is a voluntary restriction imposed by the Fund to limit the Fund’s currency exposure, and therefore is not required to take into account counterparty risk. This restriction is not intended to limit counterparty risk, which Loomis, Sayles & Company, L.P, the Fund’s adviser, monitors through other processes and internal restrictions.

15.	Comment. In the “Commodity Investments” paragraph under the sub-section “Principal Investment Strategies” on page 8, please note that with commodity-linked instruments there is no claim on the tangible underlying investment.

Response. In response to this comment, the Registrant has added the following sentence to the “Commodity Investments” paragraph under the “Principal Investment Strategies” on page 8 of the prospectus: “An investment in a commodity-linked instrument does not generally provide a claim to the tangible underlying commodity.”

16.	Comment. Provide the representations that apply to the Commodity Subsidiary made in the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC, SEC No-Action Letter (publicly available April 30, 2004) (“Man-Glenwood”) (including, among others, representations pertaining to control of the Commodity Subsidiary, custody of assets, books and records and service of process) with respect to the wholly–owned subsidiary.

Response. The Registrant respectfully submits that the Fund utilizes the Commodity Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008). The Registrant does not believe this letter requires additional prospectus disclosure, nor does it believe that the recitation of the Man-Glenwood representations is applicable. However, after careful consideration of the Staff’s comment, the Registrant is willing to make certain representations provided in Man-Glenwood. Below please find a recitation (in italics) of the representations that the Staff requested the Registrant make and the Registrant’s response to each request.

(1)	The Fund, and no other person, will control the Commodity Subsidiary; and the board of directors of the Fund will conduct the management and business of the Commodity Subsidiary and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities.

The Commodity Subsidiary is wholly-owned by the Fund. Under “Commodity Subsidiary Risk,” on page 18 of the prospectus, the following is stated: “[T]he Commodity Subsidiary is wholly-owned and controlled by the Fund and therefore, is unlikely to take action contrary to the interests of the Fund or its shareholders. In monitoring compliance with its investment restrictions, the Fund will consider the assets of the Commodity Subsidiary to be assets of the Fund.”

With respect to the role of the Board of Trustees (the “Board”), the Registrant notes that, as disclosed in the Fund’s Statement of Additional Information (the “SAI”) under the “Board’s Role in Risk Oversight of the Fund” section, “[t]he Board’s role is one of oversight of the practices and processes of the Funds and its service providers, rather than active management of the Trust, including in matters relating to risk management.” Because the Commodity Subsidiary is wholly-owned by the Fund, the Board has oversight responsibility for the Fund’s investment in the Commodity Subsidiary and the Fund’s role as the sole shareholder of the Commodity Subsidiary. Like the Fund, the Commodity Subsidiary may retain service providers to conduct the Commodity Subsidiary’s administrative and various other activities. As the sole shareholder of the Commodity Subsidiary, the Fund (and, thus indirectly, the Board) may indirectly cause certain service providers to be selected. The Registrant will add disclosure to this effect in the SAI.

(2)	The assets of the Commodity Subsidiary will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

The Commodity Subsidiary will custody its assets in the United States with State Street Bank and Trust Company (“State Street Bank and Trust”), the custodian for the Fund. In response to this comment, the Registrant has added the following sentence under “Custodial Arrangements” in the Fund’s SAI: “The wholly-owned subsidiary of the Multi-Asset Real Return Fund also custodies its assets with State Street Bank and Trust.” Please note that, like the Fund and mutual funds generally, the Commodity Subsidiary may use subcustodians outside the United States with respect to its non-U.S. assets.

(3)	The Commodity Subsidiary will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its Staff will have access to the books and records consistent with the requirements of section 31 of 1940 Act.

The Registrant submits that duplicate copies of books and records of the Commodity Subsidiary are retained at an office located within the United States, and the Commission and its Staff will have access to such duplicate books and records consistent with the requirements of section 31 of the 1940 Act.

(4)	The Commodity Subsidiary will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Commodity Subsidiary will consent to the jurisdiction of the U.S. courts and the Commission over it.

The Commodity Subsidiary will designate State Street Bank and Trust as its agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Commodity Subsidiary will consent to the jurisdiction of the U.S. courts and the Commission over it.

We note that the Staff also requested a representation with respect to compliance with Section 12(d)(1)(E) under the 1940 Act. Because the Fund is not organized under a “master/feeder” structure, that representation is not applicable.

17.	Comment. Please add counterparty risk to “Commodity Investments Risk” on page 9 of the prospectus.

Response. In response to this comment, the Registrant will revise the first sentence under “Commodity Investments Risk” as follows: “Because a significant portion of the Fund’s assets may be invested in commodity-linked and commodity-related investments, exposure to which will often be obtained substantially through the use of derivative instruments, the Fund may be subject to the risks of investing in commodities and derivatives risk.”

18.	Comment. On page 3 of the SAI, the third sentence of the first paragraph under the section “Investment Restrictions” states that “The percentages set forth below and the percentage limitations set forth in the prospectuses apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security.” Please make clear that this sentence does not apply to borrowing.

Response. The Registrant respectfully submits that the Fund’s policy regarding borrowing is appropriately disclosed on page 5 of the SAI, which states the following: “In addition to temporary borrowing, a fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.”

19.	Comment. Investment restriction (2) under the section “Investment Restrictions” on page 3 of the SAI states that the Loomis Sayles Absolute Strategies Fund may not “make short sales of securities or maintain a short position, except that the Fund may make any short sales or maintain any short positions where the short sales or short positions would not constitute ‘senior securities’ under the 1940 Act.” Is there a more concise way to state that the Fund may not engage in naked short sales?

Response. The Registrant respectfully submits that investment restriction (2) noted above is not addressing “naked” short sales. The Fund’s fundamental policy regarding short sales and short positions is appropriately disclosed under the investment restriction noted above. Because this is a fundamental restriction, the Fund is limited in its ability to change it. Page 5 of the SAI also provides the following additional information about this restriction: “Under current pronouncements, certain positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as a Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if a Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.” The Fund also provides additional information about short sales and its use of short positions in the SAI under the “Asset-Backed Securities,” “Derivative Instruments” and “Mortgage-Related Securities” sections.

20.	Comment. Investment restriction (7) under the section “Investment Restrictions” on page 3 of the SAI states that the Loomis Sayles Absolute Strategies Fund may not “Issue senior securities, except for permitted borrowings or as otherwise permitted under the 1940 Act.” Please provide narrative disclosure (i.e., examples of what is permitted).

Response. The Registrant respectfully submits that the Fund’s policy regarding the issuance of senior securities is appropriately disclosed on page 5 of the SAI, which states the following: “Restrictions (2) and (7) shall be interpreted based upon no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”). With respect to restriction (3), the 1940 Act limits a fund’s ability to borrow money on a non-temporary basis if such borrowings constitute “senior securities.” In addition to temporary borrowing, a fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%. The Funds may also borrow money or engage in economically similar transactions if those transactions do not constitute “senior securities” under the 1940 Act. Under current pronouncements, certain positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as a Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if a Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.”

21.	Comment. Investment restriction (8) under the section “Investment Restrictions” on page 3 of the SAI states that the Loomis Sayles Absolute Strategies Fund may “purchase and sell commodities to the maximum extent permitted by applicable law.” Please provide narrative disclosure (i.e., examples of what is permitted).

Response. In response to this comment, the Registrant has added general disclosure under the “Commodities – General” section in the SAI, which states: “Commodities are assets that have tangible properties, such as oil, metals, livestock or agricultural products. Historically, commodity investments have had a relatively high correlation with changes in inflation and a relatively low correlation to stock and bond returns. Commodity-related securities and other instruments provide exposure, which may include long and/or short exposure, to the investment returns of physical commodities that trade in commodities markets, without investing directly in physical commodities. A Fund may invest in commodity-related securities and other instruments, such as structured notes, swap agreements, options, futures and options on futures, that derive value from the price movement of commodities, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. However, investments in commodity-linked instruments do not generally provide a claim on the underlying commodity. In addition, the ability of a Fund to invest directly in commodities, and in certain commodity-related securities and other instruments, is subject to significant limitations in order to enable a Fund to maintain its status as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).”

22.	Comment. Investment restriction (2) under the section “Investment Restrictions” on page 4 of the SAI states that the Loomis Sayles Multi-Asset Real Return Fund may not “make short sales of securities or maintain a short position, except that the Fund may make any short sales or maintain any short positions where the short sales or short positions would not constitute ‘senior securities’ under the 1940 Act.” Is there a more concise way to state that the Fund may not engage in naked short sales?

Response. See response to Comment 19.

23.	Comment. Investment restriction (7) under the section “Investment Restrictions” on page 3 of the SAI states that the Loomis Sayles Multi-Asset Real Return Fund may not “Issue senior securities, except for permitted borrowings or as otherwise permitted under the 1940 Act.” Please provide narrative disclosure (i.e., examples of what is permitted).

Response. See response to Comment 20.

24.	Comment. Investment restriction (8) under the section “Investment Restrictions” on page 4 of the SAI states that the Loomis Sayles Multi-Asset Real Return Fund may “purchase and sell commodities to the maximum extent permitted by applicable law.” Please provide narrative disclosure (i.e., examples of what is permitted).

Response. See response to Comment 21.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.